Exhibit 1.01

TORNIER N.V.

CONFLICT MINERALS REPORT

For the Year Ended December 31, 2014

Introduction

The following report is the Conflict Minerals Report for Tornier N.V. for the year ended December 31, 2014. This report is being filed as an exhibit to Tornier’s specialized report on Form SD (“Form SD”) and is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), which was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Conflict Minerals Rule imposes certain reporting and other obligations on SEC registrants who manufacture or contract to manufacture products that contain certain “conflict minerals,” which, for purposes of the rule and this report, mean columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten, and which conflict minerals are necessary for the functionality or production of the products.

If a registrant manufactures or contracts to manufacture products that contain these conflict minerals and these conflict minerals are necessary for the functionality or production of the registrant’s products, the registrant must conduct in good faith a reasonable country of origin inquiry regarding these conflict minerals. This inquiry must be reasonably designed to determine: (i) whether any of the conflict minerals originated in the Democratic Republic of the Congo or an “adjoining country” (within the meaning of Item 1.01(d)(1) of Form SD) (DRC Region), or are “conflict minerals from recycled or scrap sources” (within the meaning of Item 1.01(d)(6) of Form SD), and (ii) if such conflict minerals originated in the DRC Region, whether the conflict minerals directly or indirectly financed or benefited an “armed group” (within the meaning of Item 1.01(d)(2) of Form SD). If a product does not contain conflict minerals necessary for the functionality or production of that product that directly or indirectly finance or benefit an armed group, then the product is considered “DRC conflict free” (within the meaning of Item 1.01(d)(4) of Form SD). If, after exercising due diligence on the source and chain of custody of the conflict minerals in connection with a registrant’s reasonable country of origin inquiry, the registrant is unable to determine whether or not its products qualify as “DRC conflict free,” then the registrant must conclude that such products are “DRC conflict undeterminable” (within the meaning of Item 1.01(d)(5) of Form SD). Any registrant that manufactures or contracts to manufacture products that are “DRC conflict undeterminable” must provide a description of those products, the facilities used to process the necessary conflict minerals in those products, if known, the country of origin of the necessary conflict minerals in those products, if known, and the efforts to determine the mine or location of origin with the greatest possible specificity, in a Conflict Minerals Report to be filed as an exhibit to Form SD.

This report is not audited as the Conflict Minerals Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the report is not subject to an independent private sector audit.

Company Overview

Tornier N.V. is a global medical device company focused on providing solutions to surgeons who treat musculoskeletal injuries and disorders of the shoulder, elbow, wrist, hand, ankle and foot. Tornier’s broad offering of over 90 product lines includes joint replacement, trauma, sports medicine, and biologic products to treat musculoskeletal injuries and disorders of the shoulder, elbow, wrist, hand, ankle and foot, which Tornier refers to as “extremities,” as well as joint replacement products for the hip and knee in certain international markets.

Unless the context requires otherwise, in this report, the terms “Tornier,” the “Company,” “we,” “us,” “our” and similar references refer to Tornier N.V. and its consolidated subsidiaries.

Product Description

Tornier’s principal products are organized in four major categories: upper extremity joints and trauma, lower extremity joints and trauma, sports medicine and biologics, and large joints and other. Tornier’s upper extremity joints and trauma products include joint replacement and bone fixation devices for the shoulder, hand, wrist and elbow. Tornier’s lower extremity joints and trauma products include joint replacement and bone fixation devices for the foot and ankle. Tornier’s sports medicine and biologics product category includes products used across several anatomic sites to mechanically repair tissue-to-tissue or tissue-to-bone injuries, in the case of sports medicine, or to support or induce remodeling and regeneration of tendons and ligaments, in the case of biologics. Tornier’s large joints and other products include hip and knee joint replacement implants and ancillary products.

Substantially all of Tornier’s upper extremity joints and trauma, lower extremity joints and trauma and large joint products contain conflict minerals necessary for the functionality or production of such products.

Reasonable Country of Origin Inquiry (RCOI) and Conclusion

Tornier conducted a good faith reasonable country of origin inquiry regarding the source of conflict minerals necessary for the functionality or production of its products. The good faith reasonable country of origin inquiry was designed to determine whether any of the conflict minerals originated in the DRC Region and whether any of the conflict minerals may be from recycled or scrap sources.

Based on its reasonable country of origin inquiry, Tornier has concluded that the products described above that contain conflict minerals necessary for the functionality or production of such products are “DRC conflict undeterminable.” Tornier has reached this conclusion since it has been unable to determine after engaging in due diligence as described in more detail below the origin of all of the conflict minerals necessary for the functionality or production of all of such products.

As of the date of this report, Tornier does not know the facilities used to process all of the necessary conflict minerals in all of its products nor the country of origin of such conflict minerals. As a company in the medical device industry, Tornier is several levels removed from the actual mining of conflict minerals. Tornier does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the DRC Region. Due to the breadth and complexity of Tornier’s products and their respective supply chains, Tornier believes it will take additional time for many of its suppliers to verify the origin of the necessary conflict minerals in Tornier’s products. Tornier intends to continue its due diligence on the source and custody of the necessary conflict minerals in its products.

Due Diligence Framework and Process

Tornier’s due diligence process and efforts on the source and chain of custody of the conflict minerals in its products have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and tin, tantalum and tungsten (OECD Guidance). Tornier has designed its due diligence process and efforts to conform in all material respects with the framework in the OECD Guidance, including the five-step framework for risk-based due diligence in the mineral supply chain.

Tornier’s diligence process includes:

•	the establishment of internal governance structures with cross functional team members, senior management participation and periodic reporting to Tornier’s senior management and board of directors;

•	identification of which Tornier products may be implicated by the Conflict Minerals Rule;

•	communication to, and engagement of, Tornier’s suppliers;

•	analysis of information received from Tornier’s suppliers;

•	establishment and implementation of documentation and retention systems; and

•	escalation procedures.

Establishment of Governance Structures with Cross Functional Team Members and Senior Executives and Periodic Reporting

Tornier has identified an internal management team to coordinate Tornier’s compliance with the Conflict Minerals Rule and reasonable country of origin inquiry. Tornier’s Disclosure Committee provides oversight to this team, which is led by Tornier’s Senior Vice President, Chief Legal Officer and Secretary, and consists of Tornier’s Senior Vice President, Global Product Delivery and individuals from relevant functions, such as manufacturing, purchasing, finance and legal.

The internal management team has been educated on the Conflict Minerals Rule and the OECD Guidance. Outside consultants and advisors have been consulted to provide Tornier assistance in determining which of its products fall within the Conflict Minerals Rule’s scope, supplier outreach, reviewing supplier responses and preparing the Form SD and this report.

Periodic reports regarding Tornier’s compliance with the Conflict Minerals Rule are provided by the internal management team to Tornier’s Senior Vice President, Chief Legal Officer and Secretary and by Tornier’s Senior Vice President, Chief Legal Officer and Secretary to Tornier’s senior management and the Nominating, Corporate Governance and Compliance Committee of Tornier’s Board of Directors.

Tornier has filed this Conflict Minerals Report as an exhibit to its Form SD and has made this report publicly available on Tornier’s corporate website.

Product Identification

Tornier’s internal management team has identified which of Tornier’s products may be implicated by the Conflict Minerals Rule. To obtain this information, Tornier has reviewed its centralized product database, reviewed product specifications, bills of material and other information and has made inquiries of appropriate Tornier personnel and suppliers.

Supplier Identification, Communication and Engagement

Tornier has identified which suppliers provide Tornier products or the raw materials and components used in Tornier’s products that contain conflict minerals and which of these suppliers provide products or raw materials and components that likely contain conflict minerals. Tornier has assembled a database of the individuals at Tornier’s suppliers who should be the primary contact person for Tornier on Conflict Minerals Rule compliance.

Tornier has reached out to these suppliers to educate them regarding the relevant SEC requirements, Tornier’s specific obligations and Tornier’s due diligence expectations. In so doing, Tornier has requested information from these suppliers regarding the source of conflict minerals contained in Tornier’s products. Because Tornier’s direct suppliers are, like Tornier, often removed from suppliers who are sourcing the conflict minerals from smelters and refiners, Tornier must rely upon responses from its suppliers for information about the source of conflict minerals contained in Tornier’s products. Tornier has several suppliers who are also suppliers to other public company medical device companies and thus are familiar with the Conflict Minerals Rule requirements and obligations of SEC registrants, like Tornier. Tornier also has long-term relationships with several of its suppliers, which Tornier believes has been and will continue to be helpful in connection with Tornier’s Conflict Minerals Rule compliance efforts.

In response to Tornier’s inquiries to its suppliers, Tornier has received some information regarding the source of conflict minerals contained in Tornier’s products. Several of Tornier’s suppliers have completed and returned to Tornier the Electronic Industry Citizenship Coalition and Global e-Sustainability (EICC/GeSI) Conflict Minerals Reporting Template. Other suppliers have provided information in a format other than the EICC/GeSI Conflict Minerals Reporting Template.

As of the date of this report, Tornier has not received responses from all of its direct suppliers to these inquiries and follow-up inquiries. Tornier intends to follow up further with suppliers for which Tornier has not received a response or for which Tornier has received an inadequate response. Tornier intends to continue its due diligence efforts with its suppliers to determine the facilities used to process the necessary conflict minerals in Tornier’s products and the country of origin of such conflict minerals.

Information Analysis

After Tornier receives information from its suppliers, Tornier then compares this information to a list of “red flags” and the list of smelter and refiner facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter program. Tornier has followed up with and intends to continue to follow up with suppliers for which Tornier has received an inadequate response or a response that indicates a “red flag.”

Documentation and Retention

Tornier has established and implemented a written and electronic documentation and retention system as part of its due diligence procedures to ensure that information obtained by Tornier in connection with its conflict minerals due diligence is documented, readily available and accessible by appropriate Tornier personnel and retained for future use.

Escalation

Tornier has created follow-up processes to identify and escalate any identified issues in its due diligence process. To date, such issues have consisted largely of non-responsiveness by certain suppliers. Tornier is evaluating alternatives to increase the responsiveness of its suppliers to provide information requested by Tornier and, if necessary, to obtain alternative sources of supply.

Steps to Mitigate Risk that Conflict Minerals in Tornier Products Finance or Benefit Armed Groups in the DRC Region

Tornier has taken or intends to take the following steps to improve the information gathered in connection with its reasonable country of origin inquiry and to mitigate the risk that the conflict minerals in Tornier’s products finance or benefit armed groups in the DRC Region:

•	Continue Tornier’s due diligence efforts with its direct suppliers to determine the facilities used to process the necessary conflict minerals in Tornier’s products and the country of origin of such conflict minerals, including following up with suppliers that have been nonresponsive to date and insisting upon the use of the EICC/GeSI Conflict Minerals Reporting Template to identify smelters and refiners. Tornier intends to continue to work with suppliers who provided incomplete or insufficient information in an effort to obtain complete and accurate information in 2015.

•	Enhance Tornier’s supplier communication, training and escalation process to improve its due diligence data accuracy and completion.

•	Develop additional policies and processes toward preventing the use of conflict minerals necessary for the functionality or production of Tornier’s products that finance or benefit armed groups in the DRC Region, including consideration of whether to adopt a conflict minerals sourcing policy, whether to implement contractual provisions requiring that raw materials and components in Tornier’s products are “conflict free,” and whether to transition to only “conflict-free” suppliers.

•	Improve Tornier’s risk management strategy to include procedures for additional outreach to suppliers, the suspension or termination of suppliers that do not comply with Tornier’s sourcing policies, and the establishment of alternatives sources for raw materials and components that contain conflict minerals, if necessary.

•	Leverage Tornier’s participation in industry specific organizations to assist Tornier in connection with its reasonable country of origin inquiry and encourage and influence Tornier’s direct suppliers, other participants in its supply chain, and smelters and refiners to establish policies and a due diligence framework and management systems consistent with the OECD Guidance.

•	Not procure knowingly specified minerals that originate from facilities in the DRC Region that are not certified as conflict-free.

•	Continue to communicate and report publicly on Tornier’s supply chain due diligence process.